
January 14, 2014

Via E-mail
David Kaye
Chief Financial Officer
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

    Re: **Boston Private Financial Holdings, Inc.**
           Form 10-K for the period ended December 31, 2012
           Filed March 12, 2013
           Form 10-Q for the period ended September 30, 2013
           Filed November 6, 2013
           File No. 001-35070

Dear Mr. Kaye:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Amit Pande

                    Amit Pande
                    Accounting Branch Chief